

05040965

MMISSION

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-17940 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 02/01/04 (MM/DD/YY) AND ENDING 01/31/05 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Halbert, Hargrove & Co.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 W. Ocean Boulevard, 23rd Floor
(No. and Street)

Long Beach (City) CA (State) 90802 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Russell T. Hill 562.435.5657
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Windes & McClaughry Accountancy Corporation
(Name – *if individual, state last, first, middle name*)

111 W. Ocean Boulevard, 22nd Floor (Address) Long Beach (City) CA (State) 90802 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.



| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

## OATH OR AFFIRMATION

I, Russell T. Hill, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Halbert, Hargrove & Co., as of January 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Russell T Hill
Signature

Chief Financial Officer
Title

See Attached
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California

County of Los Angeles } ss.

On 3/8/05 before me, Craig T. Cross Notary Public
Date — Name and Title of Officer (e.g., "Jane Doe, Notary Public")

personally appeared Russell T. Hill,
Name(s) of Signer(s)

☑ personally known to me
☐ proved to me on the basis of satisfactory evidence

to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.



CRAIG T. CROSS
Commission # 1355911
Notary Public - California
Los Angeles County
My Comm. Expires May 8, 2006


WITNESS my hand and official seal.

Craig T. Cross
Signature of Notary Public

**OPTIONAL**

*Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.*

### Description of Attached Document

Title or Type of Document: SEC Annual Audited Rpt Form X-17A-5

Document Date: 1/31/05 Number of Pages: Two

Signer(s) Other Than Named Above: N/A

### Capacity(ies) Claimed by Signer

Signer's Name: Russell T. Hill

☐ Individual
☑ Corporate Officer — Title(s): CFO
☐ Partner — ☐ Limited ☐ General
☐ Attorney-in-Fact
☐ Trustee
☐ Guardian or Conservator
☐ Other:

Signer Is Representing: Halbert, Hargrove & Co



RIGHT THUMBPRINT OF SIGNER
Top of thumb here

# HALBERT, HARGROVE & CO.

## FINANCIAL STATEMENTS
## JANUARY 31, 2005 AND 2004

# CONTENTS



**WINDES & MCCLAUGHRY**
**ACCOUNTANCY CORPORATION**

*Certified Public Accountants*
*& Consultants*

*Established 1926*

Landmark Square
111 West Ocean Boulevard
Twenty-Second Floor
Long Beach, CA 90802

Tel: (562) 435-1191
Fax: (562) 495-1665

www.windes.com

# INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Halbert, Hargrove & Co.

We have audited the accompanying statements of financial condition of Halbert, Hargrove & Co. (the Company) as of January 31, 2005 and 2004, and the related statements of income, changes in stockholders' equity, changes in subordinated borrowings, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Halbert, Hargrove & Co. as of January 31, 2005 and 2004, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Windes & McClaughry

Long Beach, California
February 18, 2005

# HALBERT, HARGROVE & CO.

## STATEMENTS OF FINANCIAL CONDITION

### ASSETS

| | January 31, 2005 | January 31, 2004 |
|---|---|---|
| **ASSETS** | | |
| Cash | $154,758 | $ 71,677 |
| Miscellaneous receivables | 62,229 | 58,887 |
| Prepaid expenses | 1,997 | 21,118 |
| Office equipment and fixtures, net | 1,705 | 1,705 |
| Investments | 103,300 | 103,300 |
| Deferred income taxes | 5,407 | 5,735 |
| Subordinated notes receivable | 26,860 | 26,860 |
| **TOTAL ASSETS** | $356,256 | $289,282 |

### LIABILITIES AND STOCKHOLDERS' EQUITY

| | 2005 | 2004 |
|---|---|---|
| **LIABILITIES** | | |
| Accounts payable | $ 5,084 | $ 4,643 |
| Accrued expenses | 24,481 | 7,786 |
| Income taxes payable | 5,795 | |
| | 35,360 | 12,429 |
| **COMMITMENTS** (Note 2) | | |
| Subordinated borrowings | 25,042 | 25,042 |
| **STOCKHOLDERS' EQUITY** | | |
| Common stock, $1 par value, 30,000 shares authorized | 18,675 | 18,675 |
| Additional paid-in capital | 75,923 | 75,923 |
| Retained earnings | 201,256 | 157,213 |
| | 295,854 | 251,811 |
| **TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY** | $356,256 | $289,282 |

The accompanying notes are an integral part of these statements.

## HALBERT, HARGROVE & CO.

## STATEMENTS OF INCOME

| | For the Year Ended January 31, | |
|---|---|---|
| | 2005 | 2004 |
| **REVENUE** | | |
| Commissions - sale of investment company shares | $385,433 | $301,799 |
| Commissions - sale of variable annuities | 73,183 | 73,679 |
| Commissions - listed | 320,028 | 306,698 |
| Other revenue | 7,659 | 2,647 |
| | 786,303 | 684,823 |
| **EXPENSES** | | |
| Sales and administrative employees' expenses | 538,541 | 514,918 |
| Registered representatives' commissions | | 51 |
| Communications | 673 | 706 |
| Occupancy and equipment costs | 59,880 | 61,475 |
| Interest expense | 2,254 | 2,254 |
| Regulatory fees and expenses | 4,963 | 3,890 |
| Other expenses | 121,526 | 98,392 |
| | 727,837 | 681,686 |
| **INCOME BEFORE INCOME TAXES** | 58,466 | 3,137 |
| **PROVISION FOR INCOME TAXES** | 14,423 | 1,988 |
| **NET INCOME** | $ 44,043 | $ 1,149 |

The accompanying notes are an integral part of these statements.

HALBERT, HARGROVE & CO.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

| | Shares Issued | Common Stock | Additional Paid-In Capital | Retained Earnings |
|---|---|---|---|---|
| BALANCE AT FEBRUARY 1, 2003 | 18,675 | $ 18,675 | $ 75,923 | $156,064 |
| NET INCOME | | | | 1,149 |
| BALANCE AT JANUARY 31, 2004 | 18,675 | 18,675 | 75,923 | 157,213 |
| NET INCOME | | | | 44,043 |
| BALANCE AT JANUARY 31, 2005 | 18,675 | $ 18,675 | $ 75,923 | $201,256 |

The accompanying notes are an integral part of these statements.

# HALBERT, HARGROVE & CO.

## STATEMENTS OF CHANGES IN SUBORDINATED BORROWINGS

| | For the Year Ended January 31, | |
|---|---|---|
| | 2005 | 2004 |
| SUBORDINATED BORROWINGS AT BEGINNING OF YEAR – FEBRUARY 1 | $ 25,042 | $ 25,042 |
| SUBORDINATED BORROWINGS AT END OF YEAR – JANUARY 31 | $ 25,042 | $ 25,042 |

The accompanying notes are an integral part of these statements.

## HALBERT, HARGROVE & CO.

## STATEMENTS OF CASH FLOWS

| | For the Year Ended January 31, | |
|---|---|---|
| | 2005 | 2004 |
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | |
| Net income | $ 44,043 | $ 1,149 |
| Adjustments to reconcile net income to net cash from operating activities: | | |
| Deferred income taxes | 328 | 1,188 |
| (Increase) decrease in: | | |
| Miscellaneous receivables | ( 3,342) | ( 5,271) |
| Prepaid expenses | 19,121 | ( 8,345) |
| Increase (decrease) in: | | |
| Accounts payable | 441 | ( 325) |
| Accrued expenses | 16,695 | 1,034 |
| Due to affiliates | | ( 2,046) |
| Income taxes payable | 5,795 | ( 8,876) |
| Net Cash Provided By (Used In) Operating Activities | 83,081 | ( 21,492) |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | |
| Purchase of investment | | ( 100,000) |
| Net Cash Used In Financing Activities | | ( 100,000) |
| **NET CHANGE IN CASH** | 83,081 | ( 121,492) |
| **CASH AT BEGINNING OF YEAR** | 71,677 | 193,169 |
| **CASH AT END OF YEAR** | $154,758 | $ 71,677 |
| **SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION** | | |
| Cash paid for: | | |
| Income taxes | None | $ 29,436 |
| Interest expense | $ 2,254 | $ 2,254 |

The accompanying notes are an integral part of these statements.

HALBERT, HARGROVE & CO.

NOTES TO THE FINANCIAL STATEMENTS
JANUARY 31, 2005 AND 2004

**NOTE 1 - Nature of Business and Summary of Significant Accounting Policies**

*Nature of Business*

Halbert, Hargrove & Co. (the "Company") is incorporated under the laws of the State of California. The Company is a registered broker-dealer under the Securities and Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. The Company introduces its customers, who are primarily middle- to high-income individuals, to a clearing broker on a fully disclosed basis and, accordingly, is exempt from Rule 15c3-3 of the Securities and Exchange Commission.

*Summary of Significant Accounting Policies*

*Cash - Concentration of Credit Risk*

Throughout the year, the Company has maintained cash balances at its financial institution in excess of federally insured limits.

*Depreciation*

Depreciation on equipment is provided by using a combination of the straight-line and declining-balance methods in amounts sufficient to relate the cost of equipment to operations over their estimated useful lives of five to seven years.

*Commission Revenue and Expense Recognition*

The Company records commission revenues and expenses on a settlement date basis, generally after security transactions have been executed and the Company has received confirmation from its clearing broker.

*Provision for Income Taxes and Deferred Income Taxes*

Income taxes are provided for the effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of certain assets and liabilities for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Deferred income taxes are provided for temporary differences relating to certain items of revenue and expense, which are recognized in different periods for tax and accounting purposes. Deferred income taxes relate to the current year's California franchise tax, differences in timing of deductibility of deferred compensation, vacation expense and depreciation, and taxability of income from investments.

HALBERT, HARGROVE & CO.

NOTES TO THE FINANCIAL STATEMENTS
JANUARY 31, 2005 AND 2004

**NOTE 1 – Nature of Business and Summary of Significant Accounting Policies (Continued)**

*Summary of Significant Accounting Policies (Continued)*

*Use of Estimates and Assumptions*

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

NOTE 2 – Leases

*Operating Leases*

The Company conducts its operations in leased office space under a noncancelable operating lease, which expires in December 2009, with two renewal options for a total of ten additional years. The Company has a sublease agreement with an affiliated company, which covers approximately 83% of the lease obligation.

The lease requires the Company to pay insurance and an annually assessed common area maintenance charge in the amount of the assessment in excess of a fully occupied equivalent base period amount. Total rent expense for the years ended January 31, 2005 and 2004 was approximately $60,000 and $61,500 respectively, which is net of sublease reimbursements of approximately $316,000 and $328,000, respectively, for the years ended January 31, 2005 and 2004.

Future minimum lease payments on noncancelable operating leases of one year or more are as follows:

| Year Ending January 31, | Office Space |
|---|---|
| 2006 | $ 353,700 |
| 2007 | 353,700 |
| 2008 | 363,668 |
| 2009 | 368,652 |
| 2010 | 307,210 |
| | $ 1,746,930 |

**NOTE 2 – Leases (Continued)**

*Operating Leases (Continued)*

Future minimum sublease payments to be received on noncancelable sublease agreements are as follows:

| Year Ending January 31, | Office Space |
|---|---|
| 2006 | $ 293,820 |
| 2007 | 293,820 |
| 2008 | 303,788 |
| 2009 | 308,772 |
| 2010 | 257,310 |
| | $ 1,457,510 |

**NOTE 3 – Related-Party Transactions**

*Investments*

Investments or securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

In December 2003, the Company invested $100,000 in Halbert Hargrove/Russell, LLC (HHRLLC), receiving 52,000 Special Class 3 Capital Units, which represents a 1.9% interest. This investment is not readily marketable. Management has determined that the cost approximates the fair value at January 31, 2005 and 2004.

*Subordinated Notes Receivable*

The Company loaned funds to Halbert Hargrove/Russell (HHR), an affiliated company sharing common ownership, in the form of subordinated notes receivable. The notes bear interest at 8% and are due on demand. The amount outstanding at January 31, 2005 and 2004 was $26,860.

## NOTE 3 - Related-Party Transactions (Continued)

*Subordinated Borrowings*

The Company is obligated on a 9% note payable in the amount of $25,042 to a relative of the majority stockholder. The note was made September 3, 1991 and is due December 31, 2006. The note is subordinated to claims of general creditors. The subordinated borrowing is available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

*Reimbursed Expenses*

HHRLLC, an affiliated company sharing common controlling ownership, reimburses the Company for rent pursuant to a reimbursement agreement. For the years ended January 31, 2005 and 2004, the rent totaled approximately $316,000 and $328,000, respectively. Additionally, HHRLLC reimburses the Company for insurance and other expenses. These costs totaled approximately $75,295 and $74,600 for the years ended January 31, 2005 and 2004, respectively. The Company has entered into several noncancelable office equipment operating leases that have been assigned to and are paid directly by HHRLLC.

## NOTE 4 - Provision for Income Taxes

The provision for income taxes consists of the following:

| | For the Year Ended January 31, | |
|---|---|---|
| | 2005 | 2004 |
| Currently payable | | |
| Federal | $ 9,060 | |
| State | 5,035 | $ 800 |
| Deferred income taxes | 328 | 1,188 |
| | $ 14,423 | $ 1,988 |

**NOTE 5 - Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $5,000 or 6.67% of aggregate indebtedness, and the percentage of debt to debt-equity shall not exceed 70%. At January 31, 2005, the Company had net capital of $119,398 which was $114,398 in excess of its required net capital, and the Company's net capital ratio was .3 to 1.

## HALBERT, HARGROVE & CO.

## SUPPLEMENTARY INFORMATION

### SCHEDULE I
### COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 AND RECONCILIATION WITH COMPUTATION INCLUDED IN THE COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5 PART IIA FILING
### JANUARY 31, 2005

| | |
|---|---|
| **CREDITS** | |
| Stockholders' equity per company's unaudited X-17A-5 Part IIA filing | $ 310,277 |
| Add: Liabilities subordinated to claims of general creditors allowable in computation of net capital | 25,042 |
| Net audit adjustments | ( 14,423) |
| Stockholders' equity | 320,896 |
| **DEBITS** | |
| Nonallowable assets: | |
| Receivables from noncustomers | 89,089 |
| Office equipment | 1,705 |
| Investments | 103,300 |
| Prepaid expenses and deferred income taxes | 7,404 |
| | 201,498 |
| **NET CAPITAL** | 119,398 |
| **MINIMUM NET CAPITAL REQUIREMENTS – THE GREATER OF $5,000 OR 1/15 OF AGGREGATE INDEBTEDNESS OF $35,360** | 5,000 |
| Excess net capital | $ 114,398 |
| Excess net capital at 1000% | $ 115,862 |
| **RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL** | .3 to 1 |
| **PERCENT OF DEBT TO DEBT-EQUITY TOTAL** | 7.8% |
| **NET CAPITAL PER COMPANY'S UNAUDITED FORM X-17A-5** | |
| Part IIA filing | $ 125,193 |
| Net audit adjustments | 5,795 |
| **NET CAPITAL PER REPORT PURSUANT TO RULE 17A-5** | $ 119,398 |
| **AGGREGATE INDEBTEDNESS PER COMPANY'S UNAUDITED FORM X-17A-5** | |
| Part IIA filing | $ 29,565 |
| Net audit adjustments | 5,795 |
| **AGGREGATE INDEBTEDNESS** | $ 35,360 |

## HALBERT, HARGROVE & CO.

## SUPPLEMENTARY INFORMATION

## SCHEDULE II
## JANUARY 31, 2005

1. Computation for Determination of Reserve Requirements Pursuant to rule 15c3-3:

    Not applicable because the Company has complied with the exemptive provisions of rule 15c3-3 as of January 31, 2005.

2. Information Relating to Possession or Control Requirements under rule 15c3-3:

    Not applicable because the Company has complied with the exemptive provisions of rule 15c3-3 as of January 31, 2005.



**WINDES & MCCLAUGHRY**
**ACCOUNTANCY CORPORATION**

*Certified Public Accountants*
*& Consultants*

*Established 1926*

Landmark Square
111 West Ocean Boulevard
Twenty-Second Floor
Long Beach, CA 90802

Tel: (562) 435-1191
Fax: (562) 495-1665

www.windes.com

# INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors of
Halbert, Hargrove and Co.

In planning and performing our audit of the financial statements and supplemental schedules of Halbert, Hargrove and Co. (the Company), for the year ended January 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at January 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.


Windes & McClaughry

Long Beach, California
February 18, 2005